Exhibit 99.1

June 21, 2018

Lithium Americas Announces Preliminary Feasibility Study
Results for the Thacker Pass Project

Highlights:

  Large-scale lithium project in Northern Nevada. PFS demonstrates production of 60,000 tpa of battery-grade lithium carbonate (Li2CO3) to be developed in two phases.

  46-year mine life from low strip open-pit mine. Open-pit mine plan with proven and probable reserves of 3.1 million tonnes of lithium carbonate equivalent (LCE) at a grade of 3,283 ppm Li supporting a mine life of 46 years and a low strip ratio of 1.6:1 waste-to-ore.

  Collaborated with Ganfeng Lithium to develop and test process flowsheet. Flowsheet developed and tested with support from Ganfeng Lithium’s technical team and facilities to produce Li2CO3 from lithium-bearing claystone at an average recovery rate of 83% using conventional sulfuric acid leaching.

  Positioned at low end of the cost curve. Average life of mine (LOM) operating costs of $2,570/t of Li2CO3, net credits from sulfuric acid and electricity sales. Average LOM all-in sustaining costs, including royalties and sustaining capital costs, of $3,043/t of Li2CO3.

  Phase 1 capex of $581 million. Initial capital cost, including a 19% contingency, estimated at $581 million for Phase 1, and $478 million for Phase 2. At a price of $12,000/t for battery-grade Li2CO3, cashflow from Phase 1 production is forecast to fully-fund Phase 2 capital costs.

  After-tax IRR of 29.3% at $12,000/t Li2CO3. Average annual EBITDA of $520 million ($246 million –Phase 1), after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% assuming a price of $12,000/t for battery-grade Li2CO3.

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to provide the results of a Preliminary Feasibility Study ("PFS") for the Thacker Pass lithium project ("Thacker Pass" or the “Project”) in Humboldt County, Nevada. Unless otherwise stated, all figures are quoted in U.S. dollars ("$") and are reported on a 100% equity project basis.

Thacker Pass is located in the McDermitt Caldera and is 100% owned by Lithium Nevada Corp. (“Lithium Nevada”), a wholly-owned subsidiary of Lithium Americas. The PFS, prepared and approved by WorleyParsons Canada Inc. (“WorleyParsons”), demonstrates a design capacity of 60,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate (“Li2CO3”) with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”). The PFS supports a proven and probable reserve estimate (“Mineral Reserves”) of 179.4 million tonnes of ore with an average grade of 3,283 parts per million lithium (“ppm Li”) containing 3.1 million tonnes of lithium carbonate equivalent (“LCE”).

“The strong economics demonstrated by the PFS clearly support the commercial potential for this large, high-grade clay-based lithium resource,” commented Alexi Zawadzki, Lithium Americas’ President of North American Operations. “With the experience of our team and leveraging our strong partner relationships, we plan to rapidly advance this scalable project to become the leading source of lithium production in the USA.”

“Thacker Pass is an important complement to our Cauchari-Olaroz lithium joint venture currently under construction in Jujuy, Argentina. The PFS reflects the substantial synergies and value realized from leveraging the talent and operating expertise of our largest shareholder, Ganfeng Lithium,” commented Tom Hodgson, CEO of Lithium Americas. “As a large U.S.-based lithium project with strong economics, we expect Thacker Pass to attract significant strategic partnership opportunities to accelerate the path to production.”

A summary of the results of the Thacker Pass PFS are provided in Table 1:

Table 1: Thacker Pass - PFS Results

Lithium carbonate price	$12,000/t Li2 CO3
Mining method	Continuous open-pit mining
Annual production capacity	60,000 tpa Li2 CO3 (Phase 1 - 30,000 tpa)
Mineral reserves	3.1 million tonnes of LCE at 3,283 ppm Li
Mine life	46 years
Strip ratio (waste-to-ore mined)	1.6:1
Pit depth (max)	120 m
Initial capital costs	$1,059 million (Phase 1 - $581 million)
Operating costs (average LOM)	$2,570/t Li2 CO3 ($4,088/t before by-product credits)
EBITDA (average annual)	$520 million (Phase 1 - $246 million)
NPV (8% discount, pre-tax)	$3.9 billion
NPV (8% discount, after-tax)	$2.6 billion
IRR (pre-tax)	36.6%
IRR (after-tax)	29.3%

Project Details

The Thacker Pass Project is located in Humboldt County in northern Nevada, USA. The Project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada and 33 km due south of the Oregon border. The Project is accessible via a paved highway with good regional infrastructure including power and rail. Northern Nevada is recognized as one of the most concentrated areas in the world for skilled mining labor.

The Project has been designed to avoid environmentally sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The plant and tailings facilities are in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest and highest-grade known sedimentary lithium deposit in the USA. The flat and expansive terrain allows for a very compact footprint and allows for future potential expansions.

The PFS contemplates initial Phase 1 production capacity of 30,000 tpa of battery-grade Li2CO3 commencing in 2022 and increasing in Phase 2 to 60,000 tpa in 2026. The Project will be developed as an open-pit mining operation using conventional continuous mining equipment. Given the soft nature of the deposit, minimal blasting and crushing is anticipated. The ore will then be processed in a leaching circuit using sulfuric acid to liberate the lithium from the claystone. Following the leaching process, the lithium bearing solution will be purified using crystallizers and reagents to produce battery-grade Li2CO3.

With the reliance on sulfuric acid, the Project will involve the construction of a 5,280 tonnes per day (“tpd”) (2,640 tpd – Phase 1) conventional sulfuric acid plant at site. The sulfuric acid plant will convert molten sulfur into low-cost sulfuric acid reducing transportation costs and providing a low-cost source of power. Excess acid will be sold locally to large consumers in the region. In addition, the sulfuric acid plant contemplates a co-generation facility, providing enough carbon-free electricity to power the entire Project with excess power being sold to the grid.

Figure 1: Thacker Pass – Project Layout

Mining

The mining operation for the Project is planned as a simple and low-cost open-pit mine using a small fleet of surface miners. Given the soft nature of the claystone, minimal blasting is anticipated and will be limited to areas in the deposit with basalt formations. The mine plan includes excavating highest-grade and lowest strip ore in the early years of production; however, ore grades do not fluctuate substantially throughout the life of mine (“LOM”). The ore body begins at or near surface, with the maximum depth of the pit reaching 120 m. The average ore mining rate is 7,296 tpd for Phase 1 and 13,062 tpd for Phase 2.

The mine plan contemplates mining of 509.8 million tonnes of material consisting of 330.4 million tonnes of waste rock and 179.4 million tonnes of ore (delivered to plant) over a 46-year mine life. The average strip ratio for the Project is 1.6:1 waste-to-ore mined with an average strip ratio of 1.5:1 during the first four years of the mine plan. In-pit waste backfill will total 285 million tonnes, with only 2.2 million tonnes being transferred by truck to a nearby waste rock dump. Waste rock is also used as fill for project infrastructure. The average grade of the ore is 3,283 ppm Li.

The tonnes, grades, and classification of the Mineral Reserves captured within the PFS mine plan are summarized in Table 2.

Table 2: Thacker Pass - Mineral Reserves
Category	Tonnage	Avg. Lithium	Lithium Metal	LCE
	(000 t)	(ppm)	(000 t)	(000 t)
Proven	133,944	3,308	443	2,358
Probable	45,478	3,210	146	777
Proven and Probable	179,422	3,283	589	3,135

Notes:

1.	Mineral Reserves are defined at the point where the ore is delivered to the processing plant. Reductions attributed to plant losses have not been included.
2.	Mineral Reserves are presented at a 2,500 ppm Li cut-off grade.
3.	The conversion factor for lithium metal (100%) to LCE is 5.323.
4.	Applied density for the ore is 1.79.

Collaboration with Ganfeng Lithium

Metallurgical testwork for the PFS was carried out at production facilities owned and operated by Jiangxi Ganfeng Lithium Co.,Ltd. (“Ganfeng Lithium”) in Jiangxi Province, China. The process testwork benefited from a close collaboration between Ganfeng Lithium and Lithium Americas’ respective technical teams.

Lithium Americas provided four statistically representative composites of ore from the deposit that characterize the different grades of ore exposed by drilling in the proposed pit area. These samples were based on the mass weighted average of the deposit and were assembled from different depths and locations to ensure a representative testing campaign.

The initial process flow sheet concept was developed by Lithium Americas. The test program was developed with Ganfeng Lithium’s engineering and technical teams. Much of the process test work was carried out by Ganfeng Lithium and complimented Lithium Americas test work on ore preparation, tailings handling and storage design. Results from this testing were incorporated to the process flow sheet using the industry-standard Aspen chemical process model. A final bench-scale confirmation test was completed at Ganfeng Lithium’s facilities. The process engineering and design for the process plants and infrastructure were based on the results of the test work, as well as Aspen process model results.

Lithium Americas and Ganfeng Lithium intend to collaborate further on the development of the pilot plant testing programs for Thacker Pass. Ganfeng Lithium’s existing facilities provide an accelerated and low-cost opportunity to demonstrate the process technology at a commercial scale.

Processing

The production process is designed to use conventional and commonly-available equipment, arranged to take advantage of the distinctive qualities of the high-grade ore. The process comprises a series of steps to concentrate, separate and produce battery-grade Li2CO3.

First, ore from the mine will be crushed, screened and then transferred as a slurry to the leaching circuit where sulfuric acid will be added to attack the ore and liberate the lithium from the clay. The high-grade quality of the ore allows for leaching to occur in stirred reactors (vats), specifically designed to maximize speed and efficiency of lithium dissolution, while minimizing sulfuric acid consumption. Total leaching time is estimated at three hours.

The resulting lithium-bearing solution will then go through a pH-neutralization step. Neutralization will be achieved with ground limestone during start-up and sustained with recycled alkaline solids from an upstream precipitation process during normal operation. Next, the lithium solution will undergo a crystallization step using steam and electricity from the sulfuric acid production process. Water is removed for recycling, and magnesium sulfate (Epsom salt) is produced. Any magnesium remaining in solution is removed in a second step that involves the addition of reagents to precipitate magnesium hydroxide.

Finally, soda ash will be added to the lithium bearing solution to produce a high-quality, battery-grade Li2CO3. Much of the water contained in the lithium solution will be recovered and returned to the process. The total time projected to manufacture battery-grade Li2CO3 from the ore is less than 24 hours. The overall recovery of lithium from the ore is 83%.

Waste from the process will be separated into three distinct streams: clay tailings, magnesium sulfate and sodium/potassium sulfate. Separation of these streams allows for potential future processing and sale of these salts. Tailings and salt storage facilities are located adjacent to the plant.

A diagram illustrating the process flowsheet is shown in Figure 2.

Figure 2: Thacker Pass – Process Flowsheet

Sulfuric Acid Plant

The price of sulfuric acid is a major factor in the economics demonstrated by the PFS. The price of sulfuric acid has fluctuated from a low of $30/t to a high of $200/t over the past 15 years. The on-site production of sulfuric acid will create value for the Project in three ways, by: (i) reducing transportation costs - one part molten sulfur will make three parts sulfuric acid; (ii) producing steam and electricity; and (iii) generating revenue through sale of excess acid and electricity to the market.

Supplies of molten sulfur, the feedstock for a sulfur-burning sulfuric acid plant, are available as a reliable by-product from numerous chemical processing locations throughout the western USA. In 2017, approximately 9 million tonnes of sulfur were produced in the USA with 46% produced in the Rocky Mountain and West Coast regions. The main benchmark price in the molten sulfur domestic market, the Tampa quarterly price, has remained relatively stable since 2016 and is expected to remain $66 - $97/t (delivered) through 2023.

Modern acid plants represent a clean technology and have been recently permitted throughout the United States. Soda ash, already available in large quantity at the plant site for Li2CO3 production, will be used in a tail gas scrubber arrangement to reduce sulfur dioxide emissions well below the US EPA Prevention of Significant Deterioration (“PSD”) limit of 90 tpa.

Thacker Pass Phased Expansion

The Thacker Pass PFS entails the design of a production facility reaching a capacity of 60,000 tpa Li2CO3, through two 30,000 tpa Li2CO3 construction phases. The production capacity was selected based on anticipated market demand. Although not contemplated in the PFS, Phase 2 may be re-designed to increase production capacity, based on market conditions.

Phase 1 construction is targeted to commence in 2020 with lithium production beginning in 2022. Reagent and product transport in Phase 1 is serviced entirely by trucks via the existing paved State highway network adjacent to the plant.

Phase 2 construction is projected to start in 2025, with added production entering the market by 2026. Capital costs for Phase 2 are estimated at $478 million. Additional infrastructure in Phase 2 includes (i) doubling the sulfuric acid capacity by building a second acid plant, (ii) increasing capacity in ore preparation, leaching, filtration, crystallization, and reagent storage, and (iii) construction of a rail line with service directly to the plant.

Phase 2 incudes the construction of a 93 km rail line that interconnects the plant with a Union Pacific main line (“UP Line”) near Winnemucca. The proposed rail route alignment involves minimal cut-fill balancing due to near-flat topography, resulting in a low cost of construction. The rail line streamlines the transportation of reagents and products, reduces operational costs and allows for significant future plant expansions. The UP Line is connected to existing facilities producing soda ash (Wyoming), limestone (Nevada) and molten sulfur (various locations). The capital cost ($105 million) and operating cost of the rail line are included in the PFS; however, there is the potential to assign responsibility for construction and operation of the railway to a third-party rail operator.

Credits from Sulfuric Acid and Electricity Sales

The only by-products from Li2CO3 production contemplated in the PFS are excess sulfuric acid and electricity. The distribution of gross revenue between Li2CO3 and by-products are presented in Table 3.

A "captive" co-generation sulfur-burning acid plant, with an on-site turbine waste-heat electric power generating unit, would reduce sulfuric acid and electricity costs. It is estimated that the 2,640 tpd acid plant proposed for Phase I will generate 35 MW of electricity. In Phase II, a second 2,640 tpd sulfuric acid plant, supplemented with additional heat recovery equipment, would produce an estimated total electrical output of 80 MW. Depending on pricing for electricity sales and consumption needs, the Project may sell all electricity produced, or only the excess produced when the Project’s electrical power requirements are satisfied. The PFS considers selling all electricity produced by the co-generation facility at 0.0756 $/kWh and purchasing power from the grid at 0.0632 $/kWh. This carbon-free firm electricity is a premium, in-demand product that can stabilize intermittent renewable energy production.

The design capacity of the sulfuric acid plants in Phase 1 and Phase 2 facilitate the sale of excess acid, which can be sold and distributed to regional manufacturers and mining customers. The credits from electricity and excess acid sales result in a LOM production cost of sulfuric acid of $8.23/t H2SO4 (based on 100% concentration) or $262/t LCE using sulfur at $146/t (delivered) as the base case.

Table 3: Thacker Pass - Distribution of Gross Revenue
		Phase 1		Phase 2	Life of Mine
	Average Annual Revenue		Average Annual Revenue		Total Revenue
Category	($ millions)	(%)	($ millions)	(%)	($ millions)	(%)
Lithium carbonate	$368	90.4%	$705	88.7%	$31,233	88.8%
Electricity	$21	5.0%	$48	6.1%	$2,118	6.0%
Sulfuric acid	$18	4.6%	$41	5.2%	$1,833	5.2%
Total	$407	100.0%	$794	100.0%	$35,185	100.0%

Capital Costs

The capital cost estimates are based on quotes for current labor and materials costs. The Phase 1 construction capital cost are estimated at $581 million inclusive of a 19% contingency. Construction and commissioning are expected to take approximately 21 months, with production expected to commence in 2022, subject to receiving final permits. At a price of $12,000/t Li2CO3, cashflow from Phase 1 is expected to fully-fund the capital costs of Phase 2. Detailed capital cost estimates are presented in Table 4.

Table 4: Thacker Pass - Capital Costs
	Phase 1	Phase 2	Total
	Capital Costs	Capital Costs	Capital Costs
Category	($ millions)	($ millions)	($ millions)
Direct Costs
Lithium carbonate plant	$218	$96	$314
Sulfuric acid plant	$134	$158	$293
Mine	$46	$1	$47
Railroad and yards	$3	$81	$84
Total Direct Cost	$401	$336	$737
Total Indirect Cost	$89	$65	$154
Contingency (18.8%)	$91	$77	$168
Total Capital Costs	$581	$478	$1,059

Operating Costs

The operating costs are based on an operation achieving average annual production of approximately 30,000 tpa and rising to 60,000 tpa of battery-grade Li2CO3. The estimated average operating cost for the mine, and processing facilities are as follows:

Table 5: Thacker Pass - Operating Costs
	Operating Cost
Category	($/t Li2 CO3 )	% of Total
Mining	$488	12.0%
Lithium processing	$1,649	40.0%
Sulfuric acid plant	$1,780	44.0%
General and administrative	$156	3.6%
Electricity delivery (wheeling charge)	$15	0.4%
Total Operating Costs	$4,088	100.0%

Project Economics

The financial results are derived from inputs based on an annual production schedule included in the Thacker Pass PFS. A sensitivity analysis on the unlevered economic results over a 46-year operating period are summarized in Table 6 and reported on a 100% equity project basis.

Table 6: Thacker Pass - After-Tax NPV and IRR Sensitivity Analysis
Discount Rate	Low Case NPV	Base Case NPV	High Case NPV
(%)	$10,000/t Li2 CO3	$12,000/t Li2 CO3	$14,000/t Li2 CO3
	($ millions)	($ millions)	($ millions)
6%	$2,790	$3,800	$4,811
8%	$1,856	$2,591	$3,327
10%	$1,259	$1,816	$2,373
IRR (%)	24.0%	29.3%	34.3%

The Project is subject to a 1.75% royalty on net revenue produced directly from ore. This royalty has been included in the economic model with the assumption that the Company will exercise its right under the terms of the royalty to reduce the royalty from 8.0% to 1.75% by making an upfront payment of $22 million in the first year of operations. At $12,000/t Li2CO3 the ongoing annual royalty payments will average $210/t Li2CO3 sold. The royalty is not applicable to revenues from the sale of electricity and sulfuric acid.

Community and Environment

Lithium Americas has developed a community engagement plan, recognizing that the well-being of all stakeholders is essential to the success of the Project. The Project was designed reflecting information collected during numerous stakeholder meetings, including a public open house. This approach is expected to mitigate potential concerns at the design level, and ensures the local community is included early in the development process. Future public open houses are planned as the project advances to ensure the community is fully engaged.

Economic Benefits to Nevada and USA

The Thacker Pass PFS demonstrates the Project will provide substantial economic benefits to the USA at the local, state and national levels, including:

  Direct employment of at least 800 high paying jobs during the 21-month construction period (Phase 1);

  Direct employment of at least 292 high paying permanent positions during the 46-year operation;

  Several hundred indirect jobs with suppliers of products and services to support mine operations;

  $1.7 billion capital investment on a combined basis for both Phases 1 and 2 including sustaining capital;

  Payments to the federal and state governments totaling approximately $6.7 billion in the form of corporate tax over 46 years (based on a price of $12,000/t of Li2 CO3 );

  Training and skills development programs aimed at maximizing local employment in Nevada; and

  Expected improvement of local and regional infrastructure.

Permitting

Environmental leadership is a core value of Lithium Americas. Thacker Pass has been engineered to minimize the environmental footprint, by avoiding sensitive environmental habitat and employing the best available environmental control technologies.

Phase 1 of the project is located entirely on federal lands administered by the Bureau of Land Management (“BLM”), which will be the lead agency for issuing federal approval under the Mining Law surface management regulations and for the preparation of the Environmental Impact Statement (“EIS”). Other permits will be required from various state and federal agencies.

The process for permitting a lithium mine on federal lands in the USA is currently being reviewed as a result of Presidential Executive Order 13817, which calls for a federal strategy to ensure secure and reliable supplies of critical minerals. A critical mineral is defined as being a non-fuel mineral, with a vulnerable supply chain, that is essential to the economic or national security of the USA. Lithium is categorized as a critical mineral. The new federal strategy is expected to include streamlining of permitting and review processes to expedite production of critical minerals.

The project could benefit from an accelerated permitting procedure that supports the federal mandate to enhance domestic lithium production. For the purposes of the PFS, a construction start date of Q4 2020 was assumed. This may be revised once details of the new federal permitting process are released.

Lithium Americas began the permitting process in Q1 2018 by commencing baseline data collection. The baseline data collection process is scheduled to be substantially complete by Q4 2018. A Mine Plan of Operations is expected to be ready for submission in Q3 2018, with the EIS to be submitted to the regulators by Q3 2019. Approvals would be issued following the regulatory review of the EIS.

Next Steps and Recommendations

The Thacker Pass PFS has assumed a development timetable as follows:

  Q2 2018 – Commence exploration drilling aimed to increase resource size northwest of the pit area and in the SW Basin (see Figure 1)

  Q3 2018 - Commence pilot testing and additional trade-off studies; advance basic engineering towards construction

  Q3 2018 - Submit Mine Plan of Operation for Phase 1

  Q3 2019 - Submit EIS for Phase 1

  Q4 2020 - Receive final permits and begin construction of Phase 1

  Q3 2022 - Commissioning and first Phase 1 production

  Q2 2025 - Federal and State approvals obtained for rail corridor and plant expansion

  Q2 2025 - Commence construction for Phase 2

  Q3 2026 - Commissioning and Phase 2 production

The Thacker Pass PFS and Lithium Americas have identified a number of areas for further consideration. These include:

  Sale of an intermediate product. To improve financing flexibility, Lithium Americas is considering the production of an intermediate product with the final processing to be completed by a separate company.

  Production of other lithium compounds (i.e. lithium hydroxide and lithium metal). Lithium Americas will consider leveraging the plant design to manufacture lithium hydroxide (LiOH). In addition, the Company will consider the production of lithium metal from Li2 CO3 produced at the plant.

  Lithium-ion battery recycling facility. Lithium Americas will consider leveraging the plant design for future inclusion of a lithium ion battery recycling facility.

  Extraction of additional critical minerals (Presidential Executive Order 13817). Lithium Americas will continue to evaluate the feasibility of extracting and processing other critical minerals within the Thacker Pass deposit currently treated as waste.

  Railway partnership. Lithium Americas will evaluate the potential to engage an experienced rail industry partner to build, own and operate the proposed rail spur from the UP main line to the plant.

  Acid plant partnership. Lithium Americas will evaluate the potential for a partnership(s) in the ownership, construction and/or operation of the acid plants. This could include a joint venture partnership or a third-party build-own-operate structure.

  Solar power plant. Lithium Americas will evaluate the feasibility of generating solar electricity near the plant site to increase revenue and reduce the environmental footprint of the project.

Qualified Person

The contents of this press release have been prepared under the supervision of, and reviewed and approved, by, the following persons, each of whom is a Qualified Person (“QP”) as defined under National Instrument 43-101 and an independent consultant to the Company:

  Louis Fourie, P.Geo., WorleyParsons, QP for mineral resources and QA/QC and data verification;

  Dan Peldiak, P.Eng., WorleyParsons, QP for the Process Design;

  Reza Ehsani, P.Eng., WorleyParsons, QP for the Infrastructure;

  John Young, SME-RM, Great Basin Environmental Services, LLC, QP for the Environmental and Society;

  Andrew Hutson, Fellow of AusIMM, Mining Plus, QP for the mine engineering aspects and Mineral Reserves;

  Ken Armstrong, P.Eng., Chemetics Inc., a Jacobs company, QP for the sulfuric acid plant;

  Don Kime, Chemetics Inc.; and

  Rob Spiering, P.Eng., Project Director, WorleyParsons, QP for Estimate and the Economic Analysis, and for all remaining disclosure.

Please see the Company’s technical report dated effective February 15, 2018 and entitled, “Independent Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA”, available via SEDAR, for a description of the quality assurance / quality control program and data verification processes employed to develop the information presented in this news release.

About Lithium Americas:

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Thacker Pass project (formerly Stage 1 of Lithium Nevada project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 1150 – 355 Burrard Street
Vancouver, BC, V6C 2G8
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-looking statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to: (i) the economics and potential returns associated with the Project; (ii) the estimation of mineral reserves and mineral resources; (iii) the technical viability of the Project; (iv) the market and future price of battery-grade lithium carbonate, sulfuric acid and other commodities; (v) the potential for future collaboration with Ganfeng Lithium and other parties; (vi) the ability to work cooperatively with other stakeholders, including local community groups and all levels of government; (vii) the ability to build, operate and sell electricity from, a sulfur-burning acid plant; (vii) projected employment and other social benefits resulting from the Project; (viii) the results of the PFS, including statements about future production, mining methods, future operating and capital costs, the projected IRR, NPV, construction timelines, permit timelines and production timelines for the Project. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks relating to changes in Project parameters as plans continue to be redefined, including the possibility that mining operations may not commence at the Project, risks relating to variations in mineral resources and mineral reserves, risks relating to the ability to access infrastructure, risks relating to changes in the price of, or worldwide demand for, battery-grade lithium carbonate, sulfuric acid or other commodities, risks relating to increased competition in the market for batter-grade lithium carbonate and related products, risks relating to global financial conditions, reliance on key personnel, operational risks inherent in the conduct of mining activities, increases in capital or operating costs and the risk of delays or increased costs that may be encountered during the development and construction process, regulatory risks, including risks relating to the acquisition of necessary permits and licenses, financing risks, including the risk that funding required for development and construction activities may not be available on satisfactory terms or at all, environmental risks, and the additional risks identified in the “Risk Factors” section of Lithium America’s annual information form and other reports and filings filed with applicable securities regulators. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.